UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Telkonet, Inc.

(Name of Issuer)

Common Stock par value $0.001

(Title of Class of Securities)

879604106

(CUSIP Number)

Piercarlo Gramaglia

VDA Group S.p.A.

Viale Lino Zanussi, 3, 33170

Pordenone PN, Italy

+39 0434 516111

Allan Grauberd, Esq.

Moses & Singer LLP

405 Lexington Avenue

New York, NY 10174

(212)554-7883

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879604106	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Group, S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 879604106	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Holding S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meti Holding Sarl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flavio De Paulis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy & Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 162,900,947*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 162,900,947*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,900,947 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14.	TYPE OF REPORTING PERSON (see instructions) HC and IN

CUSIP No. 879604106	13D	Page 6 of 13 Pages

* The 162,900,947 shares of Common Stock reported herein are or may be deemed beneficially owned by the Reporting Persons as determined in accordance with Rule 13d-3. While voting and dispositive power is shared amongst the Reporting Persons, these powers are not shared with other persons.

** Based upon 136,311,335 Shares outstanding as of September 23, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2021 (the “Proxy Statement”), all determined in accordance with Rule 13d-3.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D originally filed on August 16, 2021 (the “Schedule 13D”) by (i) VDA Group S.p.A. an Italian joint stock company (“VDA Group”), with respect to shares of common stock, par value $0.001 (the “Shares”), of Telkonet, Inc., a Utah corporation (the “Issuer”), beneficially owned by it; (ii) VDA Holding S.A., a Luxembourg limited liability company (“VDA Holding”), with respect to Shares that may be deemed beneficially owned by it; (iii) Meti Holding Sarl a Luxembourg private limited liability company (the “Meti Holding”) with respect to Shares that may be deemed beneficially owned by it; and (iv) Flavio De Paulis with respect to Shares that may be deemed beneficially owned by him (“F. De Paulis”, and together with VDA Group, VDA Holding and Meti Holding, each a “Reporting Person” and collectively the “Reporting Persons”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed to report the January 7, 2022 closing (the “Closing”) of the transactions contemplated by that certain Stock Purchase Agreement, dated August 6, 2021, (the “SPA”), previously disclosed in the Schedule 13D, by and between VDA Group and Telkonet, Inc., a Utah corporation (the “Issuer”) as amended by Amendment No. 1 to the Stock Purchase Agreement, dated September 20, 2021, by and between VDA Group and the Issuer (the “Amendment” and together with the SPA, the “Stock Purchase Agreement”).

Item 2. Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows: (b) Residence or Business Address:

The principal business address of VDA Group is Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy.

The principal business address of VDA Holding is 26, Boulevard Royal, L-2449 Luxembourg.

The principal business address of Meti Holding 26, Boulevard Royal, L-2449 Luxembourg.

The business address of F.De Paulis is c/o Meti Holding, 26, Boulevard Royal, L-2449 Luxembourg.

Item 2(d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d) During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e) During the last five years, no Reporting Person, nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds required by VDA Group to consummate the transactions contemplated by the Stock Purchase Agreement as more fully detailed in Item 4 below was $5,000,000. On August 6, 2021, VDA Holding, the parent of VDA Group, executed a Funding Letter (“the “Funding Letter”) pursuant to which VDA Holding agreed to provide to VDA Group $5,000,000 to satisfy VDA Group’s payment obligations under the Stock Purchase Agreement.

On January 6, 2022 (“Loan Effective Date”), VDA Group and VDA Holding entered into a Convertible Loan Agreement (the “Loan Agreement”) with NOMADIX HOLDINGS LLC, a Delaware limited liability company (“Nomadix” and together with VDA Group and VDA Holding, the “Loan Parties”) pursuant to which Nomadix loaned to VDA Holding US $5,000,000.00 (the “Loan Amount”). The Loan Amount was used to fund VDA Holding’s obligations under the Funding Letter, which was in turn used to fund VDA Group’s purchase of the Telkonet Shares and Warrant (as such terms are defined in Item 4 below). The loan matures six months after the Loan Effective Date, with a $500,000 premium, but the parties have signed a non-binding Term Sheet (as discussed below), whereby the Loan Amount would be refinanced into a longer term facility, and in this circumstance, the premium would be inapplicable and interest would be determined under the long term facility described below.

CUSIP No. 879604106	13D	Page 7 of 13 Pages

In connection with the Loan Agreement, the two shareholders of VDA Holding pledged all the outstanding shares of VDA Holding, and VDA Holding, the sole shareholder of VDA Group pledged all the shares held by it in VDA Group, in each case to secure VDA Holding’s obligations under the Loan Agreement (the “Pledge Agreements”). VDA Holding also agreed to certain subordination provisions with existing creditors. The Loan Amount is also convertible, into shares of VDA Holding if not timely repaid, which shares, if issued, would constitute a minority shareholding in VDA Holding.

Concurrently with the entry into the Loan Agreement, VDA Group, VDA Holding and Nomadix also entered into a non-binding term sheet (the “Term Sheet”, and together with the Loan Agreement, and the Pledge Agreements, the “Loan Transaction Documents”) pursuant to which Nomadix may loan to VDA Holding the aggregate amount of US $6,500,000.00 (the "Investor Senior Loan"), comprised by the sum of (A) the Loan Amount under the Loan Agreement, and (B) an additional US $1,500,000.00. The Investor Senior Loan, if it is entered into, will supersede the Loan Agreement and any Loan Amount under the Loan Agreement remaining outstanding on the date of the Investor Senior Loan shall be subject to the terms and provisions of the Investor Senior Loan. The Investor Senior Loan will have a term of 42 months and the interest rate shall be 6% per annum, payable quarterly. The Term Sheet also provides for the Investor Senior Loan to have certain rights of conversion into a minority shareholding in VDA Holding. The Term Sheet calls for a similar pledge of VDA Group shares and VDA Holding shares as provided for in the Loan Agreement, as well as an undertaking to pledge VDA Group’s shares in the Issuer after the 12 month Lock-Up Period (as defined in Item 4 below).

The foregoing descriptions of the Funding Letter and each of the Loan Transaction Documents set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the copy of the Funding Letter and the Loan Transaction Documents included as Exhibits 99.4 through 99.8.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously reported on the Schedule 13D, on August 6, 2021, the Issuer and VDA Group entered into the Stock Purchase Agreement and the Closing of the Stock Purchase Agreement occurred on January 7, 2022 (the “Closing”). Pursuant to the terms and conditions of the Stock Purchase Agreement, VDA Group acquired, in consideration of a capital contribution to the Issuer of $5,000,000, (A) 162,900,947 Shares of the Issuer (the “Telkonet Shares”), and (B) a warrant (“Warrant”) to purchase 105,380,666 additional Shares (the “Warrant Shares”). Under the terms of the Warrant, VDA Group is entitled to purchase the Warrant Shares, at an exercise price of $.001 per share, at any time beginning on the date the Issuer achieves a volume weighted average price of the aggregate outstanding Shares of at least $17,000,000, measured for a period of time consisting of sixty (60) consecutive trading days and ending five years after the date of issuance of the Warrant; provided, however, that the Warrant may not be exercised for the first 12 months from the Closing. The 162,900,947 Shares reported herein represent 54.4% of the Issuer’s Shares based upon 136,311,335 Shares outstanding as of September 23, 2021, as reported in the Issuer’s Proxy Statement, all determined in accordance with Rule 13d-3. If the Warrant were exercised, the Reporting Persons would own beneficially 66.3% of the Issuer’s Shares, as determined in accordance with Rule 13d-3. Because of certain conditions associated with the exercisability of the Warrant, the Reporting Persons do not believe the Warrant Shares are beneficially owned as of this filing.

The Voting Agreements entered into between the Issuer and certain of its present and former directors and officers, Peter T. Kross, Arthur E. Bynes, Jason L. Tienor, Jeffrey J. Sobieski, and Leland D. Blatt and the proxy respectively granted thereunder as disclosed under the Schedule 13D were terminated as of the Closing pursuant to their respective terms. A similar Voting Agreement with Tim Ledwick was terminated by VDA Group on October 15, 2021.

Prior to the Closing, the shareholders of the Issuer approved, and the Company filed, an amendment to the Issuer’s Articles of Incorporation to effect an increase of authorized Shares to 475,000,000, such Shares being sufficient to issue the Telkonet Shares and Warrant Shares (the “Charter Amendment”).

The purpose of the transactions contemplated by the Stock Purchase Agreement is to establish a control position for VDA Group with respect to the Issuer, and to allow the Issuer and VDA Group to establish certain commercial synergies. In connection with the Closing and pursuant to the terms of the Stock Purchase Agreement, the majority of the Issuer’s existing board of directors prior to the Closing resigned and the resulting vacancies were filled by individuals designated by VDA Group, which resulted in a change of control of the Issuer. In addition, Jason Tienor, the Issuer’s Chief Executive Officer prior to the Closing, stepped down and was replaced by Piercarlo Gramaglia, the chief executive officer designated by VDA Group. Following the Closing, Mr. Tienor became the Chief Sales & Operation Officer of the Issuer.

CUSIP No. 879604106	13D	Page 8 of 13 Pages

On August 6, 2021, in connection with Stock Purchase Agreement, the Issuer entered into a Registration Rights Agreement with VDA Group (the “Registration Rights Agreement”). Under the Registration Rights Agreement, VDA Group has the right (i) at any time following (a) the filing of the Issuer’s 2021 Form 10-K with the SEC (on or about March 31, 2022) and (b) one year from the Closing, to require Issuer to use its reasonable best efforts to effect up to a total of two registrations under the Securities Act of 1933, as amended (the “Securities Act”), of the Telkonet Shares issued to VDA Group upon the Closing or the Warrant Shares issuable to VDA Group from the exercise of the Warrant at any time when the Issuer is not eligible to file registration statements with the SEC on Form S-3 and (ii) to effect an unlimited number of such registrations at any time when the Issuer is eligible to file registration statements with the SEC on Form S-3. In addition, if the Issuer proposes to register any Shares under the Securities Act for public sale, except in specified circumstances, it will be required to give VDA Group the right to include any or all of its Shares in the registration. The registration rights are subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

VDA Group entered into a leak-out agreement with the Issuer (the “VDA Leak-out Agreement”) at Closing which provides that, for a period of twelve (12) months following the Closing, VDA Group will not sell any Shares owned by VDA Group in excess of the volume limitations imposed by Rule 144 promulgated under the Securities Act (the “Lock-Up Period”).

At Closing, each of Jason L. Tienor, Jeffrey J. Sobieski, Tim S. Ledwick, Richard E. Mushrush entered into a leak-out agreement with the Issuer at Closing (the “Insider Leak-out Agreements”) which provides that, for a period of six (6) months following the Closing, such person will not sell any Shares owned by such person in excess of the volume limitations imposed by Rule 144 promulgated under the Securities Act.

The foregoing descriptions of the Stock Purchase Agreement, the Warrant, the Insider Leak-out Agreements, the VDA Leak-Out Agreement and the Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, which was previously filed as Exhibit A of the Schedule13D and is incorporated herein by reference, the form of Voting Agreements, which was previously filed as Exhibit B of the Schedule 13D hereto and is incorporated herein by reference, the Warrant, which is filed as Exhibit 99.10 hereto and is incorporated herein by reference, the Registration Rights Agreement which was previously filed as Exhibit D of the Schedule 13D and is incorporated herein by reference, the VDA Leak-Out Agreement, which is filed as Exhibit 99.3 hereto and is incorporated by reference, and the form of Insider Leak-Out Agreements, which was previously filed as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

In connection with the non-binding Term Sheet referenced in Item 3, if the Investor Senior Loan is made, VDA Holding has agreed to use best efforts, in each case subject to the Stock Purchase Agreement and United States laws, to enable Nomadix to appoint one member of the Issuer’s board, to have certain rights to provide equity and debt financings undertaken by the Issuer, and to facilitate certain commercial cooperation amongst VDA Group, Nomadix and the Issuer. The Term Sheet also calls for a board seat for a Nomadix representative on VDA Holding’s board if the Investor Senior Loan is made. Affiliates of Nomadix operate in the hospitality industry in a similar space with VDA and the Issuer.

Except as set forth herein, the Reporting Persons do not have any plans or proposals with respect to the items enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Shares beneficially or directly owned by the Reporting Persons is based upon a total of 136,311,335 Shares outstanding as of September 23, 2021, as reported in Proxy Statement. The Reporting Persons beneficially own 162,900,947 Shares, representing approximately 54.4% of the issued and outstanding Shares, all determined in accordance with Rule 13d-3. If the Warrant were exercised, the Reporting Persons would own beneficially 66.3% of the Issuer’s Shares, as determined in accordance with Rule 13d-3. Because of certain conditions associated with the exercisability of the Warrant, the Reporting Persons do not believe the Warrant Shares are beneficially owned as of this filing.

CUSIP No. 879604106	13D	Page 9 of 13 Pages

(b) As noted above, VDA Group is the direct beneficial owner of the Telkonet Shares, determined in accordance with Rule 13d-3. VDA Holding, by virtue of being the sole shareholder of VDA Group, may be deemed to possess indirect beneficial ownership of the Telkonet Shares and as such, has indirect, shared voting power and indirect, shared dispositive power with respect to the Telkonet Shares. Meti Holding, by virtue of being the 82.76% shareholder of VDA Holding, may be deemed to possess indirect beneficial ownership of the Telkonet Shares and as such, has indirect, shared voting power and indirect, shared dispositive power with respect to the Telkonet Shares. Flavio De Paulis, by virtue of being the sole shareholder of Meti Holding, may be deemed to possess indirect beneficial ownership of the Telkonet Shares and as such, has indirect, shared voting power and indirect, shared dispositive power with respect to the Telkonet Shares. The Reporting Persons share voting and dispositive power amongst themselves but not with any third parties.

Other than as set forth herein, the filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the Shares.

(c)  Except as set forth in this Schedule 13D with reference to the Stock Purchase Agreement and the Warrant, neither any Reporting Person nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Telkonet Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the Stock Purchase Agreement, the Warrant, the Registration Rights Agreement, the VDA Leak-Out Agreement, and the Insider Leak-Out Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The Stock Purchase Agreement, which was previously filed as Exhibit A of the Schedule13D, is incorporated herein by reference; the form of Voting Agreements, which was previously filed as Exhibit B of the Schedule13D, is incorporated herein by reference; the Warrant, which is filed as Exhibit 99.10 hereto, is incorporated herein by reference; the Registration Rights Agreement which was previously filed as Exhibit D of the Schedule 13D, is incorporated herein by reference, the VDA Leak-Out Agreement, which is filed as Exhibit 99.3 hereto, is incorporated herein by reference, and the form of Insider Leak-Out Agreements, which was previously filed as Exhibit 99.2 to the Schedule 13D, is incorporated herein by reference.

The description of the Funding Letter and the Loan Transaction Documents in Item 3 are hereby incorporated into this Item 6 by reference and do not purport to be complete and are qualified in their entirety by reference to the copy of the Funding Letter and the Loan Transaction Documents included as Exhibits 99.4 through 99.8.

On May 20, 2020, VDA Holding and VDA Group entered into an agreement (the “Scouting Agreement”) with Scouting S.p.A., (“Scouting”) to perform advisory services in connection with a possible transaction with the Issuer. Pursuant to the terms of the Scouting Agreement, Scouting will be compensated for these services in the aggregate amount of 290,000 Euro.

The foregoing descriptions of the Scouting Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the copy of the Scouting Agreement, included as Exhibit 99.9, which are each incorporated by reference herein.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the Shares.

CUSIP No. 879604106	13D	Page 10 of 13 Pages

Item 7.  Material to Be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 99.3- VDA Leak-Out Agreement, by and among VDA Group S.p.A. and Telkonet, Inc. dated January 7, 2022.

Exhibit 99.4- Funding Letter, by and among VDA Group S.p.A. and VDA Holding S.A., dated August 6, 2021.

Exhibit 99.5- Term Sheet, by and among VDA Holding S.A., VDA Group S.p.A. and Nomadix Holdings LLC, dated January 6, 2022.

Exhibit 99.6- Convertible Loan Agreement, by and between VDA Holding S.A. and Nomadix Holdings LLC, dated January 6, 2022.

Exhibit 99.7- Pledge Over Shares Agreement, dated January 6, 2022, by and among VDA Holding S.A., Meti Holding Sarl, Arturo Iossa Fasano and Nomadix Holdings LLC.

Exhibit 99.8- Deed of Pledge Over Shares, dated January 6, 2022, by and among VDA Holding S.A. and Nomadix Holdings LLC.

Exhibit 99.9- Agreement dated May 20, 2020, by and among VDA Holding SA, VDA Group S.p.A., and Scouting S.p.A.

Exhibit 99.10 – Warrant, dated January 7, 2022, by Telkonet, Inc. in favor of VDA Group S.p.A.

CUSIP No. 879604106	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VDA Group S.p.A.
/s/ Piercarlo Gramaglia
Name: Piercarlo Gramaglia
Title: Chief Executive Officer
Date: January 19, 2022

VDA Holding S.A.
/s/ Giorgio Bianchi /s/ Tiffany Halsdorf
Name: Giorgio Bianchi & Tiffany Halsdorf
Title: Directors
Date: January 19, 2022

Meti Holding Sarl
/s/ Giorgio Bianchi & /s/ Flavio De Paulis
Name: Giorgio Bianchi & /s/ Flavio De Paulis
Title: Directors
Date: January 19, 2022

/s/ Flavio De Paulis
Name: Flavio De Paulis
Date: January 19, 2022

CUSIP No. 879604106	13D	Page 12 of 13 Pages

Annex A

Directors and Executive Officers of VDA Group S.p.A.

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Address
Piercarlo Gramaglia	Italy	Chief Executive Officer and Director of VDA Group S.p.A.. Information concerning the principal business of VDA Group S.p.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy
Raimondo Premonte	Italy	Director of VDA Group S.p.A.. Information concerning the principal business of VDA Group S.p.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy
Roberto Pisa	Italy	Director of VDA Group S.p.A.. Information concerning the principal business of VDA Group S.p.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy
Alberto Nogarotto	Italy	Chief Financial Officer of VDA Group S.p.A.. Information concerning the principal business of VDA Group S.p.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy

Directors and Executive Officers of VDA Holding S.A.

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Business Address
Giorgio Bianchi	Italy	Director of VDA Holding. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	26, Boulevard Royal, L-2449 Luxembourg
Tiffany Halsdorf	France	Director of VDA Holding S.A.. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	26, Boulevard Royal, L-2449 Luxembourg
Marco Gostoli	Italy	Director of VDA Holding S.A.. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	26, Boulevard Royal, L-2449 Luxembourg

CUSIP No. 879604106	13D	Page 13 of 13 Pages

Directors and Executive Officers of Meti Holding Sarl

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Business Address
Flavio De Paulis	Italy and Switzerland	Director and sole shareholder of Meti Holding Sarl. Information concerning the principal business of Meti Holding Sarl, set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	26, Boulevard Royal, L-2449 Luxembourg
Giorgio Bianchi	Italy	Director of Meti Holding Sarl. Information concerning the principal business of Meti Holding Sarl, set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	26, Boulevard Royal, L-2449 Luxembourg